Filed Pursuant to Rule 425

Filing Person: CommScope, Inc.

Subject Company: Andrew Corporation

Commission File Number: 1-14617

CommScope to Acquire Andrew Expanding Global Leadership in Infrastructure Solutions for Communications Networks June 27, 2007

Forward Looking Statement This presentation contains forward-looking statements regarding, among other things, the proposed business combination between CommScope and Andrew and the anticipated consequences and benefits of such transaction, and other financial and operational items relating to CommScope and Andrew. Statements made in the future tense, and statements using words such as "intend," "goal," "estimate," "expect," "expectations," "project," "projections," "plans," "anticipates," "believe," "think," "confident" and "scheduled" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not a guarantee of performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond the control of CommScope or Andrew. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Relevant risks and uncertainties relating to the proposed transaction include, but are not limited to: the fact that Andrew may be required to write off a portion of the $412 million of Base Station Subsystems goodwill as a non-cash charge to earnings as reported in Andrew’s quarterly report on Form 10-Q for the period ended March 31, 2007; the risk that required regulatory review and approval may not be obtained in a timely manner, if at all; Andrew's shareholders may not approve the proposed transaction; the anticipated benefits and synergies of the proposed transaction may not be realized; the integration of Andrew's operations with CommScope could be materially delayed or may be more costly or difficult than expected; the proposed transaction may not be consummated; legal proceedings may be commenced by or against CommScope or Andrew. Relevant risks and uncertainties generally applicable to CommScope and Andrew include, but are not limited to: changes in cost and availability of key raw materials and the ability to recover these costs from customers through price increases; customer demand for products and the ability to maintain existing business alliances with key customers or distributors; the risk that internal production capacity and that of contract manufacturers may be insufficient to meet customer demand for products; the risk that customers might cancel orders placed or that orders currently placed may affect order levels in the future; continuing consolidation among customers; competitive pricing and acceptance of products; industry competition and the ability to retain customers through product innovation; possible production disruption due to supplier or contract manufacturer bankruptcy, reorganization or restructuring; successful ongoing operation of our vertical integration activities; ability to achieve expected sales, growth and earnings goals; costs of protecting or defending intellectual property; ability to obtain capital on commercially reasonable terms; regulatory changes affecting us or the industries we serve. For a more complete description of factors that could cause such a difference, please see CommScope’s filings with the Securities and Exchange Commission (SEC), which are available on CommScope's website or at www.sec.gov and Andrew’s filings with the SEC, which are available on Andrew’s website or at www.sec.gov. In providing forward-looking statements, neither CommScope nor Andrew intends, and neither undertakes any duty or obligation, to update these statements as a result of new information, future events or otherwise.

Additional Information

In connection with the proposed merger, CommScope intends to file a registration statement with the SEC on Form S-4 and CommScope and Andrew expect to mail a proxy statement/prospectus to Andrew's stockholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

The registration statement and the proxy statement/prospectus will contain important information about CommScope, Andrew, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, CommScope and Andrew file annual, quarterly, and special reports, proxy statements, and other information with the SEC. Printed copies of these documents can also be obtained free of charge (other than a reasonable duplicating charge for exhibits to our reports on Form 10-K, Form 10-Q and Form 8-K) by any stockholder who requests them from either CommScope's or Andrew's Investor Relations Department:

Investor Relations
CommScope, Inc.
1100 CommScope Place, SE
P.O. Box 339
Hickory, North Carolina 28602 U.S.A.
Phone: 1-(828)-324-2200
Fax: 1-(828)-982-1708
E-mail: investor.relations@commscope.com

Investor Relations
Andrew Corporation
3 Westbrook Corporate Center
Suite 900
Westchester, Illinois 60154 U.S.A.
Phone: 1-(800)-232-6767 or 1-(708)-236-6616
Fax: 1-(708)-492-3774
E-mail: GlbWWW-Contact-InvestRelations@andrew.com

CommScope, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Andrew stockholders in connection with the proposed transaction. Information about CommScope's directors and executive officers and their ownership of CommScope common stock is set forth in the definitive proxy statement for CommScope's 2007 annual meeting of stockholders, as filed by CommScope with the SEC on Schedule 14A on March 16, 2007. Information about Andrew's directors and executive officers and their ownership of Andrew common stock is set forth in the definitive proxy statement for Andrew's 2007 annual meeting of stockholders, as filed by Andrew with the SEC on Schedule 14A on December 29, 2006. Other information regarding the participants in the proxy solicitation will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Agenda Expanding global leadership Transaction highlights Overview of CommScope and Andrew Expected synergies and financial overview Track record of success

Expanding Global Leadership in “Last Mile” Infrastructure Solutions: Strategic Rationale Builds upon complementary global product offerings Provides customers with a broader array of infrastructure solutions: Video Voice Data Mobility Positive for customers, shareholders and employees CommScope The New CommScope Expands global distribution & manufacturing capabilities Enhances growth opportunities by combining: Marquee brands Innovative technologies Global service models Strengthens industry-leading R&D and intellectual property portfolio Creates scale in procurement, logistics and manufacturing Diversifies top-tier customer base Provides greater potential opportunities for employees

A Compelling Acquisition: Transaction Highlights $15.00 per share for Andrew $13.50 per share in cash plus $1.50 per share in either: Cash or CommScope common stock or Cash + CommScope common stock CommScope will determine exact composition prior to the closing date of the merger Premium 16% over Andrew’s closing price on Tuesday, June 26, 2007 13% over Andrew’s average closing share price for last 30 trading days 21% over Andrew’s average closing share price for last 60 trading days Total transaction value of $2.6 billion, based on ~176 million fully diluted shares outstanding Includes 17.5 million shares associated with Andrew’s existing convertible debt Conversion results in net cash assumed (cash less debt) of ~$1 million Compelling acquisition at a fair price

A Compelling Acquisition: Transaction Highlights Cash portion of acquisition will be funded through a combination of new credit facilities and available cash on hand CommScope has obtained customary fully underwritten debt financing commitment letters from Bank of America and Wachovia Bank, N.A. (and their respective affiliates) Expected close before the end of 2007, subject to completion of customary closing conditions, including: Effectiveness of a registration statement on Form S-4 Approval by Andrew’s shareholders Hart-Scott-Rodino clearance No financing condition Clear roadmap to completion

CommScope: A Global Leader in “Last Mile” Infrastructure Solutions Enterprise A global leader in structured cabling/connectivity solutions Broadband / Cable Television A global leader in cable for HFC Enterprise 49% Broadband 34% Carrier 17% Carrier (Wireline & Wireless) A leading North American provider of: Environmentally secure cabinets for DSL/FTTN Cable for wireless transmission systems SALES BY SEGMENTS 1 SALES BY GEOGRAPHIC REGION 1 EMEA 15% North America 70% Asia Pacific 8% 1 2006 CommScope Annual Report Latin America 7% Strong financial performance & operational excellence The “Last Mile” is the distribution access or final link to the customer

Andrew: A Global Leader in Wireless Communications Infrastructure SALES BY PRODUCTS 2 SALES BY GEOGRAPHIC LOCATION 2 A leading supplier of antenna and cable products, base station subsystems, network solutions and wireless innovations for the global communications infrastructure market Antenna and Cable Products 58% Base Station Subsystems 24% Network Solutions 4% Satellite Communications 6% Wireless Innovations 8% Asia Pacific 15% EMEA 32% North America 46% 1 Andrew announced its intent to sell the Satellite Communications on May 3, 2007 2 2006 Andrew Annual Report Latin America 7% Antenna and Cable Products: cable/cable products, base station and microwave antennas Base Station Subsystems: power amplifiers, filters/combiners Network Solutions: geolocation, network optimization Wireless Innovations: repeaters, boosters, combiners, duplexers, indoor antennas Satellite Communications1: direct-to-home (DTH), very small aperture terminals (VSAT), earth station antennas and systems, government/radar products

Major Wireless Industry Opportunities Emerging Market Growth Eastern Europe Emerging Market Growth Latin America Emerging Market Growth Africa Upgrades to 3G Western Europe EV-DO vs. GSM/UMTS WiMAX/4G/AWS North America Issuance of 3G Licenses China Emerging Market Growth India Wireless Equipment Sales BILLIONS Source: UBS, Lehman Brothers Handset Growth MILLIONS BILLIONS Global Wireless CapEX MILLIONS Global Subscribers 1,731 2,188 2,679 3,127 3,499 '04 '05 '06 '07E '08E 680 812 993 1,090 1,175 '04 '05 '06 '07E '08E

Strong Industry Fundamentals Broadband / Cable TV Competition between MSOs & Telcos Increased demand for bandwidth (video) Enterprise Increasing bandwidth needs Data center consolidation In-building wireless Carrier & Network Solutions Telco infrastructure upgrades Competition between MSOs & Telcos Wireless Antenna & Cable Wireless subscriber growth Network upgrades IP everywhere Globalization

Trends Converging Toward The New CommScope

New Applications + More Devices + **Increasing Global Network Connections** + **Favorable Wireless Trends**



IP VIDEO EVERYWHERE



Global Internet Users
>1B
5M
Broadband
215M
1999
2006

GLOBALIZATION



Global Wireless Subscribers
• Increasing minutes of use
• Handset growth
• Increasing mobile backhaul
• Mobile video service
• Emerging markets
>3.5B
1.7B
2004
2008E

MOBILITY

Greater demand for infrastructure solutions

Sources: Computer Industry Almanac, Lehman Brothers, industry presentations

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“Last Mile” Leadership Throughout the Converged Network Broadband / CATV & Carrier Wireless Network Core Enterprise FTTN Cabinets HFC Network Coaxial Cables FTTN Network Copper Cables

The New CommScope: A Global Leader in "Last Mile" Communications Infrastructure

- Carrier & wireless infrastructure
- Structured cabling/connectivity solutions for Enterprise applications
- Broadband HFC solutions

- Leading technology
- Complementary, strong global channels
- Worldwide manufacturing footprint
- Ongoing end-user demand for bandwidth

SALES SUMMARY [1]



Carrier & Network Solutions 29%
Enterprise 21%
Broadband/ Cable Television 15%
Wireless Antenna & Cable 35%

SALES BY GEOGRAPHIC REGION [1]



Latin America 7%
Asia Pacific 12%
EMEA 24%
North America 57%

Pro forma sales[1] of ~$3.8 billion

1 2006 CommScope & Andrew annual reports. Sales summaries are for illustrative purposes only and are not intended to suggest potential operational alignment or segment reporting assumptions.

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Creating Shareholder Value Expect meaningful operating, cost and sales synergies Technology Manufacturing Distribution Realistic plan to achieve synergies $90m - $100m in the second full year after closing, of which $50m - $60m are expected to be achieved in the first full year after closing Rationalization of redundant manufacturing locations (>35 factories today on a combined basis) Streamline overhead Procurement savings Adoption of best practices in manufacturing and technology Excludes one-time transition costs Revenue opportunities identified, but excluded from financial analysis CommScope global Enterprise channel with Andrew’s industry-leading in-building wireless products Andrew global wireless channel with CommScope’s integrated cabinet solutions Potential to expand broadband connectivity product portfolio, among others Expect significant operating, cost and sales synergies Products Customers SG&A

Financial Overview Expect meaningful accretion1 over the longer-term 1 Excludes one-time transition costs Including synergies, expected to be accretive to CommScope cash earnings per share in the first full year after closing, excluding special items CommScope recognizes that Andrew has reported the potential for impairment of goodwill (as disclosed in its March 31, 2007, 10-Q) CommScope deal structure helps minimize market variables for Andrew shareholders Provides significant cash premium to Andrew shareholders Full and fair value; above Andrew’s 52-week high Efficient financing structure enhances upside for CommScope shareholders Intend to reduce leverage on the balance sheet Strong historical free cash flow generation Plan to identify and selectively divest non-core or underperforming assets Bank facility delivers lowest cost of capital and most flexibility Expected drivers of EPS growth Strong fundamental end-user demand for bandwidth supports revenue growth Operational improvements Successful integration and execution Debt reduction

CommScope’s Track Record of Shareholder Value Creation 1 Based on 2003 pro forma sales, and calendar year 2004 operating performance vs. calendar year 2006 operating performance. 2 Adjusted excluding special items. 2007E is CommScope calendar year public guidance as of June 27, 2007, excluding special items. CommScope’s management team has successfully acquired, integrated, or managed a series of transactions in the communications industry Forstmann Little LBO Acquisition of Alcatel’s European coaxial cable business 19% of OFS – secured access to optical fiber supply Acquisition of Connectivity Solutions business from Avaya in January 2004 Grew sales ~50% over three full years1 (CAGR ~14%) Improved operational discipline Increased operating income by >4x after three full years1 Adjusted Operating Income Growth2 107% 75% 45% - 60% $47 $98 $171 $248 - $274 $0 $100 $200 $300 2004 2005 2006 2007E ($M) Strong global track record of integrating and managing acquisitions

Creates a global leader in “Last Mile” communications infrastructure Positions company to capitalize on industry trends Achievable synergies; expected to be accretive to cash EPS in the first full year after closing, excluding transition costs Provides full and fair value to Andrew shareholders Fully financed, projected to close by end of 2007 A Compelling Acquisition CommScope strives to provide solutions that are part of the essential fabric for higher-bandwidth networks of the future

- Appendix -

CommScope, Inc.
Reconciliation of GAAP Earnings to Adjusted Earnings
(Unaudited)

	2006		2005		2004	
	Earnings ($m)	Diluted EPS	Earnings ($m)	Diluted EPS	Earnings ($m)	Diluted EPS
GAAP Earnings Reported	$ 130.1	$ 1.84	$ 50.0	$ 0.78	$ 75.8	$ 1.15
Special Items (after tax):						
Restructuring Costs	8.1	0.11	24.6	0.37	9.1	0.13
Gain on OFS BrightWave, LLC note receivable	(18.6)	(0.26)	-	-	-	-
Gain on sale of OFS BrightWave, LLC transaction					(76.4)	(1.13)
Employee benefit adjustment	-	-	(1.7)	(0.03)	-	-
Deferred tax valuation adjustment	-	-	2.2	0.03	-	-
Impact of purchase accounting adjustments	-	-	-	-	10.1	0.15
Acquisition-related in-process R&D	-	-	-	-	2.7	0.04
Acquisition-related transition & startup	-	-	-	-	5.7	0.09
Loss on early extinguishment of debt	-	-	-	-	3.5	0.05
Tax benefit from prior period loss	-	-	-	-	(1.4)	(0.02)
Adelphia recovery	-	-	(8.3)	(0.12)	-	-
Adjusted Earnings	$ 119.6	$ 1.69	$ 66.8	$ 1.03	$ 29.1	$ 0.46

CommScope, Inc.
Reconciliation of GAAP Operating Income to Adjusted Operating Income
(Unaudited)

	2006	2005	2004
GAAP Operating Income ($m)	$158.6	$74.9	$5.9
Special Items (pretax):			
Restructuring costs	12.6	38.6	14.2
Employee benefit adjustment	-	(2.6)	-
Adelphia recovery	-	(13.2)	-
Impact of purchase accounting adj.	-	-	14.6
Acquisition-related in-process R&D	-	-	4.0
Acquisition-related transition & startup	-	-	8.3
Adjusted Operating Income	**$171.2**	**$97.6**	**$47.1**

CommScope management believes that presenting earnings and operating income information excluding the special items noted above provides meaningful information to investors because the adjusted results eliminate special items that are not related to CommScope's ongoing operations, and therefore allows investors to compare period to period more easily.

Note: Some totals may not add due to rounding.

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